Exhibit 12

CONVERGYS CORPORATION

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

(Amounts in millions)

For the Six Months Ended June 30, 2004
Earnings:
Income before income taxes, extraordinary charges and cumulative effect of change in accounting principle	$96.8

Adjustment for undistributed (income)/losses of partnerships	(1.4)

Interest expense	3.7

Portion of rental expense deemed interest	15.7

Total earnings	$114.8

Fixed Charges:
Interest expense	$3.7

Portion of rental expense deemed interest	15.7

Total fixed charges	$19.4

Preferred dividends:
Preferred dividends	—

Combined fixed charges and preferred dividends	$19.4

Ratio of Earnings to Fixed Charges	5.92

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	5.92